UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

The general meeting of holders of Class B ordinary shares of Prestige Wealth Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), will be held on March 27, 2025, followed by the extraordinary general meeting of shareholders of the Company (together with the extraordinary general meeting of holders of Class B ordinary shares, the “Meetings”). In connection with the Meetings, the Company hereby furnishes the following documents:

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Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of the General Meeting of Holders of Class B Ordinary Shares of the Company, dated March 13, 2025, to be mailed to holders of Class B ordinary shares of the Company
99.2	Notice and Proxy Statement of the Extraordinary General Meeting of Shareholders of the Company, dated March 13, 2025, to be mailed to all shareholders of the Company
99.3	Form of Proxy Card to be mailed to holders of Class B ordinary shares of the Company for use in connection with the General Meeting of Holders of Class B Ordinary Shares of the Company
99.4	Form of Proxy Card to be mailed to all shareholders of the Company for use in connection with the Extraordinary General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: March 13, 2025	By:	/s/ Kazuho Komoda
	Name:	Kazuho Komoda
	Title:	Chief Executive Officer and Chairman

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